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                           January 20, 2022

       Shaofang Weng
       Chief Executive Officer
       Planet Image International Ltd
       No. 756 Guangfu Road
       Hi-tech Development Zone
       Xinyu City, Jiangxi Province
       People   s Republic of China

                                                        Re: Planet Image
International Ltd
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted January
14, 2021
                                                            CIK 0001868395

       Dear Mr. Weng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note you disclose that your Class A ordinary shares may be prohibited from trading on a national exchange
under the Holding Foreign Companies Accountable Act if the
                                                        PCAOB is unable to
inspect our auditor for three consecutive years. Please revise here, and elsewhere when
discussing the Holding Foreign Companies Accountable Act or
                                                        Accelerating Holding
Foreign Companies Accountable Act, to disclose that all trading of your securities may be
prohibited, including "over-the-counter" trading, in such
                                                        circumstances.
 Shaofang Weng
Planet Image International Ltd
January 20, 2022
Page 2

       You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameShaofang Weng
                                                           Division of
Corporation Finance
Comapany NamePlanet Image International Ltd
                                                           Office of Energy &
Transportation
January 20, 2022 Page 2
cc:       Cindy Li, Esq.
FirstName LastName